EXHIBIT 99.1

STEALTHGAS INC. Reports Fourth Quarter and Twelve Months 2012 Financial and Operating Results

ATHENS, Greece, Feb. 21, 2013 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2012.

Fourth Quarter 2012 Results:

  Net income for the three months ended December 31, 2012 was $7.8 million, or $0.38 per share, compared to net income of $4.4 million, or $0.22 per share, for the three months ended December 31, 2011. The $3.4 million or 77.3%, increase in net income was mainly due to lower voyage, operating and drydocking costs and higher revenues.
  Revenues for the three months ended December 31, 2012, amounted to $30.6 million, an increase of $1.7 million, or 5.9%, compared to revenues of $28.9 million for the three months ended December 31, 2011, as a result of improving freight markets and higher utilization.
  Voyage expenses and vessels' operating expenses for the three months ended December 31, 2012 were $3.9 million and $7.7 million, respectively, compared to $4.7 million and $7.8 million for the three months ended December 31, 2011. The $0.8 million, or 17.0%, decrease in voyage expenses was primarily due to the lower number of vessels under spot charters in the 2012 period.
  Drydocking Costs for the three months ended December 31, 2012 were $0.02 million as no vessels were drydocked during the period, compared to two vessels being drydocked at the same period of last year at a cost of $0.9 million.
  Included in the fourth quarter 2012 results are net gains from interest rate derivative instruments of $0.07 million. This amount includes $1.0 million, or $0.05 per share, of interest paid on interest rate swap arrangements. Adjusted net income was $6.7 million or $0.33 per share for the three months ended December 31, 2012 compared to $3.4 million or $0.17 per share for the same period last year.
  EBITDA for the three months ended December 31, 2012 amounted to $17.2 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income are set forth below.

An average of 37.0 vessels were owned by the Company during the three months ended December 31, 2012, as well as during the same period of 2011. As of today, charter coverage for the fleet is 75% through the end of 2013 and 42% for 2014.

Twelve Months 2012 Results:

  Net income for the twelve months ended December 31, 2012 was $29.0 million, or $1.41 per share, compared to a net income of $8.5 million, or $0.41 per share, for the twelve months ended December 31, 2011. The $20.5 million, or 241.2%, increase in net income was mainly due to the following factors:
  Revenues for the twelve months ended December 31, 2012, amounted to $119.2 million, an increase of $0.9 million, or 0.8%, compared to revenues of $118.3 million for the twelve months ended December 31, 2011. The increase in revenues, despite the lower average number of vessels in our fleet, was firstly due to the higher chartering rates achieved due to improving freight markets and secondly due to higher earnings of the new vessels added to our fleet versus the older vessels that were sold.
  Voyage expenses and vessels' operating expenses for the twelve months ended December 31, 2012 were $12.7 million and $30.6 million, respectively, compared to $17.8 million and $36.6 million, respectively, for the twelve months ended December 31, 2011. The $5.1 million, or 28.6%, decrease in voyage expenses was due primarily to the lower number of vessels under spot charters in 2012. The $6.0 million, or 16.4%, decrease in vessels' operating expenses was due primarily to the higher number of vessels operating under bareboat charters in the 2012 period.
  Drydocking Costs for the twelve months ended December 31, 2012 were $2.1 million compared to $3.4 million for the twelve months ended December 31, 2011. During 2012 five vessels were drydocked compared to nine vessels during 2011.
  Included in the twelve months 2012 results are net losses from interest rate derivative instruments of $1.1 million. This amount includes $4.6 million, or $0.22 per share, of interest paid on interest rate swap arrangements. The Company also realized a $1.4 million gain on sale of vessels compared to a $5.7 million loss for the same period last year. Adjusted net income was $24.2 million or $1.18 per share for the twelve months ended December 31, 2012 compared to $11.6 million or $0.56 per share for the same period last year.
  EBITDA for the twelve months ended December 31, 2012 amounted to $66.9 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income are set forth below.

An average of 36.9 vessels were owned by the Company in the twelve months ended December 31, 2012, compared to 37.6 vessels for the same period of 2011.

CEO Harry Vafias commented

The fourth quarter of 2012 was our best quarter over the last four years. Our sound sale and purchase and chartering strategies combined with stronger freight markets during the winter months resulted in net income for the quarter of $7.8 million, improving on our previous quarter, but more importantly up 77.3% compared to the same quarter of last year. We have recently time chartered the Gas Monarch for six months and extended the charters on the Sir Ivor and Lyne for nine months, while we continue to have six vessels trading in the spot market where there is strong activity.

For 2012 as a whole we have witnessed every quarter our results being stronger than each respective quarter of 2011. While 2011 was a turning point for the LPG market, 2012 was a year of steady improvements. Preliminary figures suggest LPG export growth of 8% for 2012 and continuing growth over the medium term. While trade growth is the distinctive factor for improvements in seaborne trade, it is equally important that there is a balance in the supply of new ships. This is what has differentiated us from most shipping sectors, since in the LPG sector we have not witnessed over the last couple of years the relentless growth in supply of vessels that has plagued other sectors. Indeed, we believe the fundamentals for LPG continue to be favorable. As a result, we believe it is an opportune time to grow the company further and consolidate our leadership position. Moreover, we are still trading at a discount to NAV and at a small earnings multiple.

Conference Call details:

On February 21, 2013 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 682 8490 (US Toll Free Dial In) or 0844 571 8957 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial +1 631 621 5256 (US Toll Dial In), or +44 (0)1452 555 131 (Standard International Dial In). Access Code: 7181868.

A telephonic replay of the conference call will be available until February 28, 2013 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 7181868#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 33 LPG carriers with a total capacity of 161,822 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has purchased four newbuilding LPG carriers with expected delivery in 2014. Once the delivery of these acquisitions is completed, STEALTHGAS INC's fleet will be composed of 37 LPG carriers with a total capacity of 184,822 cubic meters (cbm). STEALTHGAS INC's shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the fourth quarters and twelve months ended December 31, 2011 and December 31, 2012.

FLEET DATA	Q4 2011	Q4 2012	12M 2011	12M 2012
Average number of vessels (1)	37.0	37.0	37.6	36.9
Period end number of vessels in fleet	37	37	37	37
Total calendar days for fleet (2)	3,404	3,404	13,716	13,494
Total voyage days for fleet (3)	3,262	3,401	13,368	13,342
Fleet utilization (4)	95.8%	99.9%	97.5%	98.9%
Total charter days for fleet (5)	2,647	2,817	10,455	11,531
Total spot market days for fleet (6)	615	584	2,913	1,811
Fleet operational utilization (7)	90.5%	95.5%	89.7%	95.4%

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before (gain)/loss on sale of assets, impairment loss, loss on derivatives, excluding swap interest paid, and non-cash foreign exchange difference. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31,		Twelve Months Period Ended December 31,
	2011	2012	2011	2012
Net Income - Adjusted Net Income
Net income	4,445,791	7,759,078	8,549,791	28,958,487
Loss on derivatives	170,568	(67,051)	2,931,404	1,086,258
Less swap interest paid	(1,178,630)	(989,614)	(5,497,478)	(4,593,155)
Loss/(Gain) on sale of vessels, net	--	--	5,654,178	(1,372,409)
Unrealized exchange loss/(gain)	308	6,157	(6,868)	98,294
Adjusted Net Income	3,438,037	6,708,570	11,631,027	24,177,475

Net Income - EBITDA
Net income	4,445,791	7,759,078	8,549,791	28,958,487
Plus interest and finance costs	2,239,728	2,157,834	8,510,516	9,408,230
Less interest income	(44,327)	(51,179)	(83,059)	(221,023)
Plus depreciation	6,973,119	7,334,223	27,562,120	28,776,688
EBITDA	13,614,311	17,199,956	44,539,368	66,922,382

Adjusted Net Income - Adjusted EBITDA
Adjusted Net Income	3,438,037	6,708,570	11,631,027	24,177,475
Plus interest and finance costs	2,239,728	2,157,834	8,510,516	9,408,230
Less interest income	(44,327)	(51,179)	(83,059)	(221,023)
Plus depreciation	6,973,119	7,334,223	27,562,120	28,776,688
Adjusted EBITDA	12,606,557	16,149,448	47,620,604	62,141,370

EPS - Adjusted EPS
Net income	4,445,791	7,759,078	8,549,791	28,958,487
Adjusted net income	3,438,037	6,708,570	11,631,027	24,177,475
Weighted average number of shares	20,552,568	20,552,568	20,909,154	20,552,568
EPS – Basic and Diluted	0.22	0.38	0.41	1.41
Adjusted EPS	0.17	0.33	0.56	1.18

StealthGas Inc.
Unaudited Consolidated Statements of Income
(Expressed in United States Dollars, except number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2011	2012	2011	2012

Revenues	28,884,313	30,585,672	118,280,752	119,213,071

Expenses
Voyage expenses	4,733,157	3,856,018	17,829,220	12,703,750
Vessels' operating expenses	7,766,222	7,734,359	36,558,153	30,591,977
Dry-docking costs	867,692	21,737	3,443,491	2,067,393
Management fees	1,087,000	1,107,835	4,760,865	4,315,720
General and administrative expenses	673,153	686,893	2,646,418	2,838,759
Depreciation	6,973,119	7,334,223	27,562,120	28,776,688
Net loss/(gain) on sale of vessels	--	--	5,654,178	(1,372,409)
Total expenses	22,100,343	20,741,065	98,454,445	79,921,878

Income from operations	6,783,970	9,844,607	19,826,307	39,291,193

Other (expenses)/income
Interest and finance costs	(2,239,728)	(2,157,834)	(8,510,516)	(9,408,230)
(Loss)/Gain on derivatives	(170,568)	67,051	(2,931,404)	(1,086,258)
Interest income	44,327	51,179	83,059	221,023
Foreign exchange gain/(loss)	27,790	(45,925)	82,345	(59,241)
Other income, net	(2,338,179)	(2,085,529)	(11,276,516)	(10,332,706)

Net income	4,445,791	7,759,078	8,549,791	28,958,487

Earnings per share
- Basic	0.22	0.38	0.41	1.41
- Diluted	0.22	0.38	0.41	1.41
Weighted average number of shares
-Basic	20,552,568	20,552,568	20,909,154	20,552,568
-Diluted	20,552,568	20,552,568	20,909,154	20,552,568

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)

	December 31,
	2011	2012

Assets
Current assets
Cash and cash equivalents	43,539,303	42,273,000
Trade and other receivables	1,545,658	3,029,284
Claims receivable	516,403	32,835
Inventories	2,416,108	3,152,407
Advances and prepayments	628,623	435,226
Restricted cash	6,954,363	7,340,655
Vessel held for sale	921,285	--
Total current assets	56,521,743	56,263,407

Non current assets
Advances for vessels under construction	22,347,811	19,321,045
Vessels, net	613,832,973	634,634,671
Other receivables	--	224,422
Restricted cash	1,300,000	1,300,000
Deferred finance charges, net of accumulated amortization of $1,374,020 and $1,786,158	1,707,624	1,295,486
Total non current assets	639,188,408	656,775,624
Total assets	695,710,151	713,039,031

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	7,874,990	7,288,899
Trade accounts payable	6,453,807	5,927,526
Accrued liabilities	4,749,162	2,855,170
Customer deposits	275,000	280,000
Deferred income	2,789,186	3,129,671
Fair value of derivatives	--	539,904
Current portion of long-term debt	33,166,887	35,787,544
Current portion of long-term debt associated with vessel held for sale	791,823	--
Total current liabilities	56,100,855	55,808,714

Non current liabilities
Fair value of derivatives	9,401,798	5,409,337
Other non current liabilities	--	222,770
Long-term debt	317,109,471	309,564,768
Total non current liabilities	326,511,269	315,196,875
Total liabilities	382,612,124	371,005,589

Commitments and contingencies	--	--

Stockholders' equity
Capital stock	205,526	206,273
Additional paid-in capital	275,761,643	275,792,164
Retained earnings	37,058,140	66,016,627
Accumulated other comprehensive income	72,718	18,378
Total stockholders' equity	313,098,027	342,033,442
Total liabilities and stockholders' equity	695,710,151	713,039,031

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	December 31,
	2011	2012

Cash flows from operating activities
Net income for the year	8,549,791	28,958,487

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,562,120	28,776,688
Amortization of deferred finance charges	395,446	412,138
Unrealized exchange (gain)/loss	(6,868)	98,294
Share based compensation	4,071	31,268
Change in fair value of derivatives	3,734,845	(3,506,897)
Loss/(gain) on sale of vessels	5,654,178	(1,372,409)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	910,922	(1,708,048)
Claims receivable	(715,934)	(502,534)
Inventories	(576,016)	(736,299)
Advances and prepayments	148,503	193,397
Increase/(decrease) in
Payable to related party	(1,640,382)	(586,091)
Trade accounts payable	1,692,418	(526,281)
Accrued liabilities	(684,432)	(1,653,992)
Other current liability	(2,687,500)	--
Other non current liabilities	--	222,770
Deferred income	34,556	340,485
Net cash provided by operating activities	42,375,718	48,440,976

Cash flows from investing activities
Insurance proceeds	595,926	986,102
Acquisitions and advances for vessel under construction	(54,981,190)	(62,634,833)
Proceeds from sale of vessels, net	25,001,033	18,136,907
Decrease in restricted cash account	250,000	--
Increase in restricted cash account	(2,459,165)	(386,292)
Net cash used in investing activities	(31,593,396)	(43,898,116)

Cash flows from financing activities
Stock repurchase	(2,234,214)	--
Deferred finance charges	(785,000)	--
Customer deposits received	275,000	5,000
Customer deposits paid	(285,000)	--
Loan repayment	(43,417,768)	(48,965,869)
Proceeds from long-term debt	49,400,000	43,250,000
Net cash provided by/(used in) financing activities	2,953,018	(5,710,869)

Effect of exchange rate changes on cash	6,868	(98,294)

Net increase / (decrease) in cash and cash equivalents	13,742,208	(1,266,303)
Cash and cash equivalents at beginning of year	29,797,095	43,539,303
Cash and cash equivalents at end of year	43,539,303	42,273,000
CONTACT: Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sistovaris@stealthgas.com